                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                      ----------------------------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 5)*



                                 Alkermes, Inc.
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   01642T108
                                   ---------
                                  CUSIP Number

                             Peter D. Staple, Esq.
                                ALZA Corporation
                               950 Page Mill Road
                          Palo Alto, California 94303
                                 (650) 494-5000

          ------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 2, 1999
          ------------------------------------------------------------
            (Date of Event which requires Filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 pages)

------------------------
 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   01642T108                      13D               Page 2 of 4 Pages
--------------------------------------           ---------------------------------------

----------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       ALZA Corporation
                       I.R.S. Identification No. 77-0142070
----------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [_]
                                                                        (b) [_]

----------------------------------------------------------------------------------------
3          SEC USE ONLY


----------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                 00
----------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                    [_]

----------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
----------------------------------------------------------------------------------------
      NUMBER OF             7  SOLE VOTING POWER
       SHARES                              880,000 shares of Common Stock
                            ------------------------------------------------------------
    BENEFICIALLY            8  SHARED VOTING POWER
      OWNED BY                             0
                            ------------------------------------------------------------
        EACH                9  SOLE DISPOSITIVE POWER
      REPORTING                            880,000 shares of Common Stock
                            ------------------------------------------------------------
     PERSON WITH           10  SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           880,000 shares of Common Stock
----------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

----------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 3.5%
----------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                 CO
----------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 4 Pages

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

        (a) As of August 2, 1999, ALZA held 880,000 shares of Common Stock of Alkermes, equal to approximately 3.5% of the total number of issued and outstanding shares of Common Stock of Alkermes.

        (b)  Sole voting power - 880,000 shares of Common Stock
             Shared voting power - 0
             Sole dispositive power - 880,000 shares of Common Stock Shared dispositive power - 0

        (c) Since the filing of Amendment No. 4 to this Schedule 13D of July 15, 1999, ALZA has sold 480,000 shares of Common Stock of Alkermes in several open market transactions at prices ranging from $26 to $26.875 per share. Each individual sale is listed below.


             Date                     Amount of        Price per
           of Sale                   Shares Sold         Share
           7/16/99                       15,000          26.0000
           7/30/99                       43,000          26.0000
            8/3/99                       15,000          27.0000
            8/3/99                      140,000          26.8750
            8/3/99                       60,000          26.7500
            8/3/99                       15,000          26.6250
            8/3/99                       80,000          26.5000
            8/3/99                       80,000          26.3750
            8/3/99                       32,000          26.0000

        (d)  Not applicable.

        (e) As a result of the transactions described in Item 5(c) hereof, ALZA ceased to be a beneficial owner of more than five percent of Alkermes Common Stock on August 2, 1999. Therefore, this Amendment No. 5 is a final filing.



                               Page 3 of 4 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 1999                ALZA CORPORATION



                              By:  /s/ Peter D. Staple
                                   --------------------------------
                                       Peter D. Staple,
                                       Senior Vice President and
                                       General Counsel



                               Page 4 of 4 Pages